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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30534

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2018 (MM/DD/YY) AND ENDING June 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. Duncan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 North University, Suite 101
(No. and Street)

Little Rock (City) (State) 72207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Randolph 501-280-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Lane (Address) China Spring (City) TX (State) 76633 (Zip Code)

Securities and Exchange Commission
Trading and Markets
AUG 3 0 2019
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert M. Randolph, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. Duncan Securities, Inc., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAN M. WHITE
Comm. No. 12371421
NOTARY PUBLIC
My Comm. Exp. May 15, 2029
PULASKI CO., ARKANSAS

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.M. Duncan Securities, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ending June 30, 2019

Assets	
Current Assets	
Cash	$ 76,374
Accounts Receivable	190
Other Current Assets	30,293
Secured Demand Note	50,000
Employee Advances	20,000
Total Current Assets	$100,483
Fixed Assets	
Furniture and Equipment	10,581
Less Accumulated Depreciation	(10,581)
Total Fixed Assets	-
Total Assets	$ 176,857
Liabilities & Equity	
Liabilities	
Current Liabilities	35,905
Total Current Liabilities	$ 35,905
Long-term Liabilities	
Subordinated Loan (Secured Demand Not	50,000
Total Liabilities	$ 85,905
Equity	
Capital Contributions	302,969
Common Stock	6,000
Retained Deficit	(343,428)
Net Income	125,410
Total Equity	$ 90,951
Total Liabilities & Equity	$ 176,857

The accompanying notes are an integral part of these financial statements.